For Immediate Release		NEWS RELEASE
TSX: PFN OTCQX: PAWEF FSE: P7J	Toll Free 1.800.667.1870	www.pfncapital.com

Pacific North West Capital Corporate Update

May 25, 2011 Vancouver, Canada – Pacific North West Capital Corp. (“PFN”) (TSX: PFN; OTCQX: PAWEF; FSE: P7J) reports that Mr. Anthony Kovacs has resigned as Vice President of Exploration, effective May 21, 2011. The Board thanks Mr. Kovacs for his past service to the Company and wishes him success in all of his future endeavours.

About Pacific North West Capital Corp.

Pacific North West Capital Corp. is a mineral exploration company whose corporate philosophy is to be a project generator, explorer and project operator with the objective of option / joint venturing its projects through to production. In special situations, like our 100% owned River Valley PGM Project, the Company is prepared to fund the project through to feasibility and up to production. The River Valley PGM project is one of North America's newest and largest primary platinum group metals (PGM) deposits. The project is located in the Sudbury region of Ontario.

Pacific North West Capital Corp. is well funded with an experienced management team and the ability to take advantage of its growing asset base in Platinum Group Metals, gold and base metals. To that end, the Company is in the process of adding key technical and financial people to our management, advisory team and our board of directors. PFN has approximately $8.4 million in working capital and securities.

Pacific North West Capital Corp. is an International Metals Group Company.
(www.internationalmetalsgroup.com)

Further Information: Tel: +1.604.685.1870 Fax: +1.604.685.8045 Email: info@pfncapital.com, or visit www.pfncapital.com 2303 West 41st Avenue, Vancouver, B.C., Canada, V6M 2A3

On behalf of the Board of Directors

Harry Barr
President and CEO

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release	May 25, 2011